Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2006	2007	2008	2009	2010	Six months ended June 30, 2011
Earnings:
Income from continuing operations before taxes	$18.6	$79.5	$90.0	$35.5	$73.8	$28.9
Deduct: Equity earnings net of dividends	(0.3)	(0.2)	(0.6)	(0.8)	—	0.1
Deduct: Pre-tax income of noncontrolling interests	1.9	3.1	0.8	3.4	0.5	0.3
Add: Fixed charges	69.4	55.5	53.5	71.6	40.3	20.1

Earnings as defined	$86.4	$132.1	$143.3	$104.5	$113.6	$48.6

Fixed charges:
Interest expensed	$61.3	$45.9	$41.4	$58.7	$27.1	$13.6
Interest capitalized	0.2	0.3	—	—	—	—
Other	—	—	0.4	0.5	—	0.6

Rents	26.1	31.1	39.0	41.5	42.5	20.9
Interest factor	31%	31%	31%	31%	31%	31%

Estimated interest component of rent	8.1	9.6	12.1	12.9	13.2	6.5

Total fixed charges	$69.6	$55.8	$53.9	$72.1	$40.3	$20.7

Ratio of earnings to fixed charges	1.24	2.37	2.66	1.45	2.82	2.35